(212) 574-1420

March 20, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission One Station Place 100 F Street, N.E. Washington, D.C. 20549 Attention: Jessica Kane, Esq.

Re:	BlueFire Ethanol Fuels, Inc. Registration Statement on Form S-1 (File No. 333-148199) and Form 10K (File No. 000-52361)

Dear Ms. Kane:

We represent BlueFire Ethanol Fuels, Inc., a Nevada corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-1 (originally filed on Form SB-2), filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2007 (the “Initial Draft Registration Statement”).  By letter dated January 15, 2008 (the “Initial Comment Letter”) the staff of the Commission (the “Staff”) provided comments to the Company on the Initial Draft Registration Statement.  On March 7, 2008, the Company submitted a revised draft registration Statement (the “Second Draft Registration Statement”) and response letter (the “Response Letter”) addressing the comments contained in the Initial Comment Letter.  By letter dated March 14, 2008 (the “Second Comment Letter”), the Staff provided the Company with several additional comments on the Second Draft Registration Statement.

In response to the Second Comment Letter, the Company has today filed with the Commission Amendment No. 2 to the Form S-1 (the “Third Draft Registration Statement”).  The purpose of this letter is to aid your review of the Third Draft Registration Statement by responding, on behalf of the Company, to each of the comments in the Second Comment Letter and, when appropriate, identifying the location of the changes or additions made in the Third Draft Registration Statement.  The following numbered paragraphs correspond to the numbered paragraphs of the Second Comment Letter.  References to page numbers in the responses below are to page numbers in the Third Draft Registration Statement.

Registration Statement, Form S-1/A

General

1.
We note that you are registering the resale of 6.9 million shares underlying warrants and that your outstanding public float is about 5.7 million shares.  Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering of warrants and the selling security holders including some that are broker-dealers, it appears that the transaction as it relates to the shares underlying the warrants is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price.  If you wish to continue with the registration of the shares underlying the warrants, please either reduce the number of shares you are registering or identify the selling security holders as underwriters and include a fixed price at which they will sell the securities.

In response to this comment, and in accordance with telephonic discussions with the Staff, the Company has reduced the numbers of warrant shares to be registered by one of the selling security holders under the Third Draft Registration Statement to a number of warrant shares that is approximately 30% of the Company’s outstanding public float.

Selling Stockholders, page 41

2.
In the selling stockholders table, we note the placement of footnote 8 next to James Gavin Speirs Custodian for the Mackensey Speirs IRA, James Gavin Speirs Custodian for the Megan Speirs IRA, and Baxter Capital Management.  However, footnote 8 does not contain relevant information relating to these stockholders.  Please revise and include all relevant information for these stockholders, including any material relationship between you and these selling stockholders obtained during the past three years, the transactions by which these stockholders obtained their shares, and the consideration the stockholders paid for those shares.

The Company has revised and supplemented the disclosure on pages 43 of the prospectus in the Third Draft Registration Statement to set forth the relevant information for these shareholders and to disclose the Company’s relationship with these selling shareholders and the consideration paid by these selling shareholders.

Plan of Distribution, page 56

3.	Please revise the disclosure that states selling stockholders “may be deemed to be underwriters” in light of the fact that the broker-dealer selling stockholders are deemed to be underwriters.

The Company has supplemented the disclosure on pages 44 of the Third  Draft Registration Statement to state that broker-dealer selling stockholders are deemed to be underwriters.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page F-21

4.
We note your revised disclosures in response to prior comment 5 and your conclusion that disclosure controls and procedures were “effective in timely alerting them to material information required to be included in our periodic SEC filings and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as a result of the deficiency in our internal control over financial reporting discussed below.”  Please confirm, if true, and disclose in future filings that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the issuer in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Alternatively, you may disclose that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them.  See Item 307 of Regulation S-K.

The Company confirms to the Staff that its disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports to be filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and will disclose management’s assessment of disclosure controls and procedures in future periodic filings.

Please feel free to contact the undersigned at (212) 574-1420 or Craig A. Sklar of this office at (212) 574-1386 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By: /s/ Robert E. Lustrin
Robert E. Lustrin
Partner

cc:   Mr. Arnold Klann
       Mr. Christopher Scott